UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Davis Commodities Limited

(Name of Issuer)

Ordinary shares, par value $0.000000430108 per share

(Title of Class of Securities)

G2677P105

(CUSIP Number)

Li Peng Leck

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

+65 6896 5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G2677P105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Peng Leck
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,514,981*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,514,981*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,514,981*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Includes: (i) 15,056,700 ordinary shares held through Davis & KT Holdings Pte. Ltd., in which Li Peng Leck is considered the controlling person and holds 100% voting and dispositive power over those shares, as of the date hereof, and (ii) 1,458,281 ordinary shares directly held by Lek Pow Sheng, Pauson, who is the nephew of Li Peng Leck. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lek Pow Sheng, Pauson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,458,281*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,458,281*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,281*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Represents 1,458,281 ordinary shares directly held by Lek Pow Sheng, Pauson. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leck Yak Tee, Zaccheus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

As set forth below, as a result of the transactions described herein, on December 5, 2024, LYTZ ceased to be the beneficial owner of more than five percent of the outstanding Shares. This Amendment No. 2 represents constitutes an exit filing for LYTZ.

On December 10, 2024, the Reporting Persons, as parties to the Joint Filing Agreement dated as of May 1, 2024, entered into a certain Termination of Joint Filing Agreement (the “JFA Termination Agreement”), which terminated the Joint Filing Agreement pursuant to its terms, effective as of December 10, 2024. A copy of the JFA Termination Agreement is attached as Exhibit 99.1 hereto. As a result, LYTZ is no longer a member of the Section 13(d) group.

On December 10, 2024, LPL and LPSP entered into a certain Joint Filing Agreement. A copy of the Joint Filing Agreement is attached as Exhibit 99.2 hereto.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On the below referenced dates, LYTZ sold an aggregate amount of 2,090,000 Shares in market transactions as set forth below:

Activity Date	Shares Bought (Sold)	Proceeds (Costs) (US$)
December 5, 2024	(1,150,000)	747,500
December 5, 2024	(500,000)	325,000
December 5, 2024	(440,000)	286,000

 On the below referenced dates, LPSP sold an aggregate amount of 780,050 Shares in market transactions as set forth below:

Activity Date	Shares Bought (Sold)	Proceeds (Costs) (US$)
December 5, 2024	(220,050)	143,032.50
December 5, 2024	(560,000)	364,000

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Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D, as amended in its entirety as set forth below:

(a)-(b)
Reporting Persons	Beneficial Ownership	Percentage of Total Ordinary Shares(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
LPL	16,514,981 (2)	67.4%	0	16,514,981 (2)	0	16,514,981 (2)
LPSP	1,458,281 (3)	5.95%	0	1,458,281 (3)	0	1,458,281 (3)

(1)	The beneficial ownership percentage is calculated based on 24,500,625 ordinary shares of the Issuer issued and outstanding as of the date hereof.

(2)	Represents the number of ordinary shares beneficially held by LPL as of the date hereof, including (i) 15,056,700 ordinary shares held through Davis & KT Holdings Pte. Ltd., in which LPL is considered the controlling person and holds 100% voting power over those shares, and (ii) 1,458,281 ordinary shares directly held by LPSP, who is the nephew of LPL. LPL shares voting and dispositive power over the ordinary shares held by LPSP.

(3)	Represents the number of ordinary shares held by LPSP as of the date hereof. LPL shares voting and dispositive power over the ordinary shares held by LPSP.

(c)	Except as set forth on Item 4(a) above, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Persons.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.

(e)	As a result of the transactions described herein, on December 5, 2024, LYTZ ceased to be the beneficial owner of more than five percent of the Shares. This Amendment No. 2 represents constitutes an exit filing for LYTZ.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	JFA Termination Agreement, dated December 10, 2024
99.2	Joint Filing Agreement, dated December 10, 2024

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

By:	/s/ Li Peng Leck
Name:	Li Peng Leck

By:	/s/ Lek Pow Sheng, Pauson
Name:	Lek Pow Sheng, Pauson

By:	/s/ Leck Yak Tee, Zaccheus
Name:	Leck Yak Tee, Zaccheus

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